UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                   FORM U-9C-3

                                QUARTERLY REPORT

                     FOR THE QUARTER ENDED December 31, 2003

   Filed Pursuant to Rule 58 of the Public Utility Holding Company Act of 1935



                              PROGRESS ENERGY, INC.
                            410 S. Wilmington Street
                                Raleigh, NC 27602


Contents                                                                   Page

ITEM 1 - Organization Chart                                                   2

ITEM 2 - Issuances and Renewals of Securities and Capital Contributions       3

ITEM 3 - Associate Transactions                                               4

ITEM 4 - Summary of Aggregate Investment                                      6

ITEM 5 - Other Investments                                                    6

ITEM 6 - Financial Statements and Exhibits                                    6

ITEM 1 - ORGANIZATION CHART

                                                                        State      Percentage of
                                                                         of           Voting
                                                     Energy or Gas  Organization    Securities
               Name of Reporting Company               Related                         Held              Nature of Business

Progress Ventures, Inc.                                Energy            NC            100        Holding Company
   PV Synfuels, LLC                                    Energy            NC            100        Synthetic Fuel Production
      Solid Fuel  LLC                                  Energy            DE             90        Synthetic Fuel Production
      Sandy River Synfuel LLC                          Energy            DE             90        Synthetic Fuel Production
      Colona SynFuel Limited Partnership, L.L.L.P.     Energy            DE             17        Synthetic Fuel Production
Strategic Resource Solutions Corp.                     Energy            NC            100        Energy Services Company
   Progress Energy Solutions, Inc.                     Energy            NC            100        Energy Services Company
      PES Engineering Corp.                            Energy            NC            100        Energy Engineering
Progress Fuels Corporation                             Energy            FL            100        Procurement and Transportation
                                                                                                  of Coal
   EFC Synfuel LLC                                     Energy            DE            100        Holding Company
      Ceredo Synfuel LLC                               Energy            DE             99        Synthetic Fuel Production
      Sandy River Synfuel LLC                          Energy            DE              9        Synthetic Fuel Production
      Solid Energy LLC                                 Energy            DE             99        Synthetic Fuel Production
      Solid Fuel LLC                                   Energy            DE              9        Synthetic Fuel Production
   Kentucky May Coal Company, Inc.                     Energy            VA            100        Coal Mine
      Kanawha River Terminals, Inc.                    Energy            FL            100        Coal and Bulk Material Terminal
         Black Hawk Synfuel, LLC                       Energy            DE            100        Synthetic Fuel Production
            New River Synfuel LLC                      Energy            CO             10        Synthetic Fuel Production
         Ceredo Liquid Terminal LLC                    Energy            DE            100        Emulsion Products Terminal
         Coal Recovery V, LLC                          Energy            MO             25        Synthetic Fuel Marketing
         Colona Newco, LLC                             Energy            DE            100        Holding Company
            Colona SynFuel Limited Partnership,        Energy            DE           20.1        Synthetic Fuel Production
            L.L.L.P.
         Colona Sub No. 2, LLC                         Energy            DE            100        Synthetic Fuel Production
            Colona SynFuel Limited Partnership,        Energy            DE              1        Synthetic Fuel Production
            L.L.L.P.
         Colona SynFuel Limited Partnership, L.L.L.P.  Energy            DE           61.9        Synthetic Fuel Production
   Marmet Synfuel, LLC                                 Energy            DE            100        Synthetic Fuel Production
   Progress Materials, Inc.                            Energy            FL            100        Manufacturing
   Progress Synfuel Holdings, Inc.                     Energy            DE            100        Holding Company
         Ceredo Synfuel LLC                            Energy            DE              1        Synthetic Fuel Production
         Sandy River Synfuel LLC                       Energy            DE              1        Synthetic Fuel Production
         Solid Energy LLC                              Energy            DE              1        Synthetic Fuel Production
         Solid Fuel LLC                                Energy            DE              1        Synthetic Fuel Production
   Riverside Synfuel, LLC                              Energy            WV            100        Synthetic Fuel Production
Utech LLC                                              Energy            DE           11.56       Investment in Electrotechnologies
Utech Climate Challenge Fund                           Energy            DE            9.76       Investment in Electrotechnologies


                ITEM 2 - ISSUANCES AND RENEWALS OF SECURITIES AND
                              CAPITAL CONTRIBUTION


Contribution               Company Making               Company Receiving             Contribution
    Date                    Contribution                  Contribution                Amount (in $)

10/31/2003       PV Synfuels, LLC                      Solid Fuel, LLC                4,183,406.97
10/31/2003       EFC Synfuel, LLC                      Solid Fuel, LLC                  418,340.70
10/31/2003       Progress Synfuel Holdings, Inc.       Solid Fuel, LLC                   46,482.30

10/31/2003       Progress Energy, Inc.                 Strategic Resource Solutions   9,500,000.00
                                                       Corp. (1)
11/28/2003       PV Synfuels, LLC                      Solid Fuel, LLC                2,328,405.51
11/28/2003       EFC Synfuel, LLC                      Solid Fuel, LLC                  232,840.55
11/28/2003       Progress Synfuel Holdings, Inc.       Solid Fuel, LLC                   25,871.17

12/31/2003       PV Synfuels, LLC                      Solid Fuel, LLC                5,879,028.00
12/31/2003       EFC Synfuel, LLC                      Solid Fuel, LLC                  587,902.80
12/31/2003       Progress Synfuel Holdings, Inc.       Solid Fuel, LLC                   65,322.53

12/31/2003       PV Synfuels, LLC                      Sandy River Synfuel, LLC       5,175,265.61
12/31/2003       EFC Synfuel, LLC                      Sandy River Synfuel, LLC         517,526.56
12/31/2003       Progress Synfuel Holdings, Inc.       Sandy River Synfuel, LLC          57,502.95


   Dividend      Company Making     Company Receiving     Dividend
     Date           Dividend            Dividend           Amount
     n/a               n/a                 n/a               0.00


(1) During the third (3d) quarter of 2003, Progress Energy made a capital contribution of $8,000,000 to Strategic Resource Solutions Corp. However, Progress Energy Solutions, Inc. was mistakenly reported as the recipient of this contribution dated July 31, 2003 in Progress Energy's third (3d) quarter U-9(C)-3 report filed with the Commission on November 26, 2003, SEC File No. 074-00051.

                         ITEM 3. ASSOCIATE TRANSACTIONS

 Part I - Transactions Performed by Reporting Companies on Behalf of Associate Companies

     Reporting Company      Associate Company               Types of       Direct Costs      Indirect     Cost of   Total Amount
    Rendering Services      Receiving Services              Services      Charged (in $)  Costs Charged   Capital   Billed (in $)
                                                                                              (in $)      (in $)
Progress Energy Solutions,  Carolina Power and Light    Energy                  4,870,685                            4,870,685
Inc.                        Company                     Management
Progress Fuels Corporation  Florida Power Corporation   Coal Sales             89,085,932                           89,085,932

Progress Fuels Corporation  Kanawha River Terminals,    Coal Sales              2,202,371                            2,202,371
                            Inc.

Progress Fuels Corporation  Florida Power Corporation   Admin Services            107,950                              107,950

Progress Fuels Corporation  Carolina Power and Light    Admin Services             16,087                               16,087
                            Company
Progress Fuels Corporation  Progress Land Corporation   Admin Services             40,800                               40,800

Progress Fuels Corporation  Dulcimer Land Company, Inc. Admin Services             51,574                               51,574

Progress Fuels Corporation  Powell Mountain Coal        Admin Services            903,716                              903,716
                            Company, Inc.
Progress Fuels Corporation  Mesa Hydrocarbons, LLC      Admin Services            330,791                              330,791

Progress Fuels Corporation  Westchester Gas Company,    Admin Services            200,293                              200,293
                            Ltd.
Progress Fuels Corporation  Progress Fuels North Texas  Admin Services            134,516                              134,516
                            Gas, LP
Progress Fuels Corporation  Progress Synfuel Holdings,  Admin Services              2,558                                2,558
                            Inc.
Progress Fuels Corporation  EFC Synfuel, LLC            Admin Services            137,908                              137,908

Progress Fuels Corporation  Solid Energy, LLC           Admin Services             81,026                               81,026

Progress Fuels Corporation  Ceredo Synfuel, LLC         Admin Services            143,984                              143,984

Progress Fuels Corporation  Marmet Synfuel, LLC         Admin Services             95,201                               95,201

Progress Fuels Corporation  Riverside Synfuel, LLC      Admin Services             41,421                               41,421

Progress Fuels Corporation  Progress Rail Services      Admin Services          3,523,773                            3,523,773
                            Corporation
Progress Fuels Corporation  Progress Materials, Inc.    Admin Services            426,833                              426,833

Progress Fuels Corporation  Kentucky May Coal Company,  Admin Services            866,957                              866,957
                            Inc.
Progress Fuels Corporation  Diamond May Coal Company    Admin Services            724,851                              724,851

Progress Fuels Corporation  Kanawha River Terminals,    Admin Services          2,021,519                            2,021,519
                            Inc.
Progress Fuels Corporation  Colona SynFuel Limited      Admin Services             90,437                               90,437
                            Partnership, L.L.L.P.
Progress Fuels Corporation  Black Hawk Synfuel LLC      Admin Services            998,874                              998,874

Progress Fuels Corporation  Ceredo Liquid Terminal, LLC Admin Services             80,501                               80,501

                                     ITEM 3.

 Part II - Transactions Performed by Associate Companies on Behalf of Reporting Companies

     Associate Company      Reporting Company               Types of       Direct Costs      Indirect     Cost of   Total Amount
    Rendering Services      Receiving Services`             Services      Charged (in $)  Costs Charged   Capital   Billed (in $)
                                                            Rendered                          (in $)      (in $)
Carolina Power and Light    Strategic Resource           Admin Services            10,745                               10,745
Company                     Solutions Corp.
Progress Energy Service     Strategic Resource           Admin Services           111,168                              111,168
Company, LLC                Solutions Corp.
Carolina Power and Light    Progress Energy Solutions,   Admin Services            32,219                               32,219
Company                     Inc.
Progress Energy Service     Progress Energy Solutions,   Admin Services           582,881                              582,881
Company, LLC                Inc.
Powell Mountain Coal        Solid Fuel, LLC              Fuel Sales            26,070,224                           26,070,224
Company, Inc.
Florida Power Corporation   Progress Fuels Corporation   Admin Services         1,249,017                            1,249,017
Progress Energy Service     Progress Fuels Corporation   Admin Services        10,950,478                           10,950,478
Company, LLC
Progress Ventures, Inc.     Progress Fuels Corporation   Admin Services           137,656                              137,656
Marmet Synfuel, LLC         Progress Fuels Corporation   Coal/Synfuel           3,464,119                            3,464,119
                                                         Sales
Kanawha River Terminals,    Progress Fuels Corporation   Coal Sales             1,228,418                            1,228,418
Inc.
Black Hawk Synfuel, LLC     Progress Fuels Corporation   Coal/Synfuel           2,175,119                            2,175,119
                                                         Sales
Kanawha River Terminals,    Sandy River Synfuels, LLC    Coal Sales            17,573,363                           17,573,363
Inc.
Kanawha River Terminals,    Sandy River Synfuels, LLC    Admin Services         2,999,380                            2,999,380
Inc.
Kanawha River Terminals,    Colona SynFuel Limited       Coal Sales            21,768,674                           21,768,674
Inc.                        Partnership, L.L.L.P.
Kanawha River Terminals,    Colona SynFuel Limited       Land Rent                 6,000,                               6,000,
Inc. Partnership, L.L.L.P.
Ceredo Liquid Terminal, LLC Colona SynFuel Limited       Admin Services           781,524                              781,524
                            Partnership, L.L.L.P.
Florida Power Corporation   Progress Materials, Inc.     Facilities                           26,752                    26,752
                                                         Costs
Florida Power Corporation   Progress Materials, Inc.     Fuel Sales               188,809                              188,809

                    ITEM 4 - SUMMARY OF AGGREGATE INVESTMENT

Investments in energy-related companies:                                        (in 000's)
     Total consolidated capitalization as of 12/31/03.                          $ 18,343,008    Line 1
         Total capitalization multiplied by 15%                                 $  2,751,451    Line 2
           (line 1 multiplied by 0.15)
         Greater of $50 million or line 2                                       $  2,751,451    Line 3
         Total current aggregate investment:
         (categorized by major line of energy related businesses)
              Synthetic Fuel                                                         297,465
              Emulsion Products Terminal                                                   0
              Electrotechnologies                                                     (2,516)
              Energy Service                                                          25,773
              Manufacturing                                                                0
                  Total current aggregate investment                            $    320,721    Line 4
              Difference between the greater of $50 million or 15%
              of capitalization and the total aggregate investment of
              the registered holding company system (line 3 less line 4)        $  2,430,730    Line 5



                         ITEM 5 - OTHER INVESTMENTS (1)

           Investment Balance                            11/30/00

           Colona Synfuel, LLLP                           9,092,279
           Sandy River Synfuel, LLC                      29,981,746
           Solid Fuel, LLC                               39,022,407
           Solid Energy LLC                                       -
           Ceredo Synfuel LLC                                     -
           Ceredo Liquid Terminal LLC                             -
           Progress Materials, Inc.                       2,553,487
           Strategic Resource Solutions Corp.           119,526,168
           Utech Venture Capital Corporation              4,542,352
           Utech Climate Challenge Fund, LP               2,249,375

(1) These numbers do not include Progress Fuels Corporation (f/k/a Electric Fuels Corporation) because the Commission has determined that a majority of the assets of Progress Fuels Corporation's subsidiaries are not retainable under the standards of Section 11(b)(1) of the Act



                          ITEM 6 - FINANCIAL STATEMENTS

Financial statements are available in hardcopy or softcopy upon request.

                                    SIGNATURE

Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereto duly authorized.



                                   PROGRESS ENERGY, INC.
                                   Registrant



Date: March 31, 2004               By: /s/Thomas R. Sullivan
                                       ---------------------
                                       Name:  Thomas R. Sullivan
                                       Title:   Treasurer